CIMG INC.

2 Room R2, FTY D, 16/F, Kin Ga Industrial Building

9 San On Street, Tuen Mun, Hong Kong

October 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CIMG Inc.
Request to Withdraw Registration Statement on Form S-1
SEC File No. 333-283531

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CIMG Inc., a Nevada corporation (the “Company”), hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-283531) initially filed with the Commission on November 29, 2024, together with all amendments and exhibits thereto (the “Registration Statement”).

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company hereby confirms that the Registration Statement has not been declared effective by the Commission as of the date hereof and that no securities have been sold thereunder.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use by the Company or its affiliates.

If you have any questions or request additional information regarding this correspondence, please do not hesitate to contact Huan Lou, Esq., the Company’s outside counsel, at (212) 609-6836 or by email at hlou@mccarter.com.

Sincerely,

CIMG Inc.

By:	/s/ Jianshuang Wang
Name:	Jianshuang Wang
Title:	Chief Executive Officer

cc:	Huan Lou, Esq., McCarter & English, LLP